SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 11, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated April 8, 2003, regarding Global Stock Incentive Program 2001.

Press Release April 8, 2003

The shareholders’ meeting in Ericsson decided on transfer of own stock in relation to the Global Stock Incentive Program 2001

At the Annual General Meeting of shareholders in Ericsson held today it was resolved, as proposed by the Board and in accordance with previous decisions, to transfer own stock in order to cover certain payments that occur in relation to the company’s Global Stock Incentive Program 2001 for employees.

The Annual General Meeting of shareholders in 2001 resolved to approve transfer of own stock in relation to the introduction of a Global Stock Incentive Program. The resolution comprised, inter alia a right for the company to transfer a maximum of 31,000,000 shares of series B to cover certain payments, mainly for social security charges, that may occur in relation to the program. According to the resolution by the shareholders’ meeting, transfer should take place prior to the Annual General Meeting of shareholders 2002. No such transfer had been made pursuant to the resolution prior to the Annual General Meeting of shareholders 2002, at which the meeting made a new resolution that the company should be able to transfer own stock, as described above prior to the Annual General Meeting of shareholders 2003. In accordance with the resolution, 508,535 shares have been transferred up to today’s date.

Therefore, the shareholders’ meeting has resolved that the company shall have the right to transfer, prior to the Annual General Meeting of shareholders 2004, a maximum of 30,491,465 shares of series B, for the purpose of covering certain payments, primarily for social security charges, that may occur in relation to the company’s Global Stock Incentive Program 2001. Transfer of the shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

Based on the share market value and the company’s financial statement by December 31, 2002, a transfer of 30,491,465 shares would add SEK 186 million to the liquidity and increase the equity ratio by 0.1 percentage points. The transfer of shares, as decided, would not affect the company’s result, as the consideration would be transferred to the equity. The number of outstanding shares would increase, corresponding to 0.19 percent of the outstanding shares per December 31, 2002. As per today, Ericsson holds 152,565,365 own shares.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION PLEASE CONTACT

Media:

Peter Olofsson, External Relations, Ericsson Corporate Communications

Phone: +46 8-719 1880, +46 70 267 3445, E-mail: peter.olofsson@lme.ericsson.se

Investors and analysts:

Lotta Lundin, Investor Relations, Ericsson Corporate Communications

Phone: +46 8 719 6553, E-mail: lotta.lundin@clo.ericsson.se

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 8, 2003